UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G

ENVESTNET, INC.
Common Stock
29404K106

Item 1.	a.	Envestnet, Inc.
		b.	35 E Wacker Dr
			Suite 2400
			Chicago, IL 60601

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	29404K106

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	35,881,000
		b.	5.16%
		c.	1.	1,852,720
			2.	      0
			3.	1,852,720
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A